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                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                          ------------------------

                            AMENDMENT NO. 4
                           TO SCHEDULE 14D-1
                        Tender Offer Statement
    Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                  and
                            AMENDMENT NO. 5
                            TO STATEMENT ON
                             SCHEDULE 13D
               Under the Securities Exchange Act of 1934

                          ------------------------

                             FORE Systems, Inc.
                         (Name of Subject Company)

                           GEC Acquisition Corp.
                              GEC Incorporated
                    The General Electric Company, p.l.c.
    (Not Affiliated with the U.S. Based Corporation With a Similar Name)
                                 (Bidders)
                   Common Stock, Par Value $.01 Per Share
                       (Title of Class of Securities)
                                34 5449 102
                   (CUSIP Number of Class of Securities)

                            Patricia A. Hoffman
                              GEC Incorporated
                           1500 Mittel Boulevard
                          Wood Dale, IL 60191-1073
                 (c/o Videojet Systems International, Inc.)
                               (630) 238-3995
         (Name, Address and Telephone Number of Persons Authorized
        to Receive Notices and Communications on Behalf of Bidders)


                                 Copies To:
  Philip A. Gelston, Esq.                       Jeffrey I. Gordon, Esq.
  Cravath, Swaine & Moore                        Mayer, Brown & Platt
      Worldwide Plaza                               Bucklersby House
     825 Eighth Avenue                          3 Queen Victoria Street
    New York, NY 10019                              London EC4N 8EL
Telephone: (212) 474-1000                              ENGLAND
                                             Telephone: (011) 44-171-6200

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


CUSIP No. 34 5449 102

   1.    Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         GEC Acquisition Corp.

   2.    Check the Appropriate Box if a Member of a Group
                  (a)  [X]
                  (b)  [ ]

   3.    SEC Use Only

   4.    Source of Funds

             AF

   5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

   6.    Citizenship or Place of Organization

         Delaware

 Number of        7.  Sole Voting Power
   Shares
Beneficially      8.  Shared Voting Power
  Owned by
    Each              28,118,876
 Reporting
   Person         9.  Sole Dispositive Power
    With
                 10. Shared Dispositive Power

                     28,118,876

   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         28,118,876

   12.   Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares                                             [ ]
         (See Instructions)

   13.   Percent of Class Represented by Amount in Row (11)

         Approximately 24.13% of the Common Stock Outstanding

   14.   Type of Reporting Person

         CO

CUSIP No. 34 5449 102

   1.    Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         GEC Incorporated

   2.    Check the Appropriate Box if a Member of a Group
         (a) [X]
         (b) [ ]

   3.    SEC Use Only

   4.    Source of Funds

         BK

   5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

   6.    Citizenship or Place of Organization

         Delaware


 Number of        7.  Sole Voting Power
   Shares
Beneficially      8.  Shared Voting Power
  Owned by
    Each              28,118,876
 Reporting
   Person         9.  Sole Dispositive Power
    With
                 10.  Shared Dispositive Power

                      28,118,876

  11.    Aggregate Amount Beneficially Owned by Each Reporting Person

         28,118,876

  12.    Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares                                             [ ]
         (See Instructions)

  13.    Percent of Class Represented by Amount in Row (11)

         Approximately 24.13% of the Common Stock

  14.    Type of Reporting Person

         CO

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CUSIP No. 34 5449 102

   1.    Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         The General Electric Company, p.l.c.

   2.    Check the Appropriate Box if a Member of a Group
         (a) [X]
         (b) [ ]

   3.    SEC Use Only

   4.    Source of Funds

         BK, OO

   5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

   6.    Citizenship or Place of Organization

         England

 Number of        7.  Sole Voting Power
   Shares
Beneficially      8.  Shared Voting Power
  Owned by
    Each              28,118,876
 Reporting
   Person         9.  Sole Dispositive Power
    With
                 10.  Shared Dispositive Power

                      28,118,876

  11.    Aggregate Amount Beneficially Owned by Each Reporting Person

         28,118,876

  12.    Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares                                             [ ]
         (See Instructions)

  13.    Percent of Class Represented by Amount in Row (11)

         Approximately 24.13% of the Common Stock

  14.    Type of Reporting Person

         CO

          GEC Acquisition Corp., GEC Incorporated and The General Electric Company, p.l.c. hereby amend and supplement their combined Tender Offer Statement on Schedule 14D-1 and Amendment No. 1 Statement on Schedule 13D originally filed on April 30, 1999 (as subsequently amended, the "Statement"), with respect to an offer (the "Offer") to purchase all outstanding shares of common stock, $0.01 par value, of FORE Systems, Inc. a Delaware corporation (the "Company"), on the terms described in the Offer to Purchase dated April 30, 1999, as subsequently amended. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.

ITEM 10. ADDITIONAL INFORMATION

          On June 15, 1999, GEC, p.l.c. issued a press release, a copy of which is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

          Item 11 is hereby amended and supplemented to add a new Exhibit as follows:

          (a)(10) Text of Press Release dated June 15, 1999, issued by GEC, p.l.c.

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                                 SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 15, 1999

                                     GEC ACQUISITION CORP.,


                                     By /s/ JOHN C. MAYO
                                        ----------------------------
                                        Name:  John C. Mayo
                                        Title: President


                                     GEC INCORPORATED,


                                     By /s/ MICHAEL LESTER
                                        ----------------------------
                                        Name:  Michael Lester
                                        Title: Director


                                     THE GENERAL ELECTRIC COMPANY, P.L.C.,


                                     By /s/ JOHN C. MAYO
                                        ----------------------------
                                        Name:  John C. Mayo
                                        Title: Director

                               EXHIBIT INDEX

EXHIBIT                                                            PAGE
NUMBER                   EXHIBIT NAME                             NUMBER

(a)(10)     Text of Press Release dated June 15, 1999

                                                            EXHIBIT (a)(10)



           GEC ANNOUNCES COMPLETION OF FORE SYSTEMS TENDER OFFER


The General Electric Company, p.l.c. announced today that its wholly owned subsidiary, GEC Acquisition Corp., has completed its tender offer to purchase all of the outstanding shares of common stock of FORE Systems, Inc. (Nasdaq-FORE) at $35 per share. The tender offer expired at 12:00 midnight, New York City time, on Monday, 14th June, 1999.

As of the expiration of the tender offer over 90% of the outstanding shares of FORE's common stock had been tendered and accepted for payment. GEC anticipates the prompt consummation of a merger of GEC Acquisition Corp. with and into FORE whereby FORE will become a wholly owned subsidiary of GEC.

The General Electric Company, p.l.c. is not affiliated with the similarly named company which is based in the United States.